                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             Harmony Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    41322310
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Avron L. Gordon, Esq.
                             Brett D. Anderson, Esq.
                             Briggs and Morgan, P.A.
                                 2400 IDS Center
                              Minneapolis, MN 55402
                                 (612) 334-8400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 19, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.










___________________________
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                         (Continued on following pages)

                               (Page 1 of 11 Pages)

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----------------------------                           ------------------------
   CUSIP No.  41322310                 13D               Page  2  of  11  Pages
----------------------------                           ------------------------

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Children's Broadcasting Corporation
     41-1663712
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /
                                                                 (b)  / /

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         / /
     PURSUANT TO ITEMS 2(D) OR 2(E)

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota

-------------------------------------------------------------------------------
                            7           SOLE VOTING POWER

                                        2,938,731
      NUMBER OF          ------------------------------------------------------
       SHARES               8            SHARED VOTING POWER
    BENEFICIALLY
        EACH                             0
      OWNED BY           ------------------------------------------------------
     REPORTING              9            SOLE DISPOSITIVE POWER
       PERSON
        WITH                             2,938,731
                         ------------------------------------------------------
                           10           SHARED DISPOSITIVE POWER

                                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,938,731

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      / /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     40.7%

-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:   Security and Issuer.

          The title of the class of equity securities to which this statement relates is Common Stock. The issuer of such securities is Harmony Holdings, Inc. ("Harmony"), a Delaware corporation, with its principal executive offices at 1990 Westwood Boulevard, Suite 310, Los Angeles, California 90025.

Item 2:   Identity and Background.

          This statement is filed by Children's Broadcasting Corporation (the "Company"), a Minnesota corporation, which is a full-time national broadcaster of children's radio in the United States with its principal business and principal executive offices at 724 First Street North, Minneapolis, Minnesota 55401.

          The attached Schedule I is a list of the executive officers and directors of the Company which contains the following information regarding each person listed on such schedule:

               (a)  name;

               (b)  residence or business address;

               (c) present principal occupation or employment and, if other than Children's Broadcasting Corporation, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

               (d)  citizenship.

          During the past five years, neither the Company nor, to the best of the Company's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:   Source and Amount of Funds or Other Consideration.

          On September 19, 1997, the Company and Glenn B. Laken ("Laken") negotiated and reached an agreement in principle whereby Laken offered to sell, and the Company agreed to buy, 420,000 shares of Common Stock of Harmony from Laken at $3.15 per share (the "Laken Shares"), 399,500 shares of Common Stock of Harmony from others who are acting together with Laken at $2.70 per share (the "Laken Control Group Shares"), and options to


                               (Page 3 of 11 Pages)
          purchase 200,000 shares of Common Stock of Harmony from Laken (the "Options") at an exercise price of $1.50 per share for $330,000 (collectively, the "Transaction").

          The closing on the Transaction is expected to occur within five business days of the date of this Schedule 13D. At such time, the definitive stock purchase agreement will be filed as an exhibit.

          Funds for the Transaction will originate from an amended loan and security agreement with Foothill Capital Corporation.

Item 4:   Purpose of Transaction.

          The Common Stock to be acquired by the Company pursuant to the Transaction will be acquired for investment purposes and to increase its voting power. The Reporting Person has also reached an agreement in principle for the future acquisition of up to 425,000 additional shares of Common Stock of Harmony at a price of $2.50 per share. The Reporting Person reserves the right to purchase additional shares or to sell shares if it deems such action to be in its best interest.

          Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of
          Schedule 13D.

Item 5:   Interest in Securities of the Issuer.

          (a) Following completion of the Transaction, excluding any shares which may be acquired pursuant to the agreement in principle described in Item 4, the Reporting Person will beneficially own 2,939,731 shares of Common Stock of Harmony, including 750,000 shares of Common Stock subject to currently exercisable options, which constitute approximately 40.7% of the outstanding Common Stock of Harmony.

          (b) Following completion of the Transaction, excluding any shares which may be acquired pursuant to the agreement in principle described in Item 4, the Reporting Person will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 2,938,731 shares of Common Stock of Harmony.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

                               (Page 4 of 11 Pages)

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          It is expected that the definitive stock purchase agreement between the parties to the Transaction will provide that neither Laken nor the Laken Control Group will acquire any securities of Harmony or the Reporting Person for a period of five years.

Item 7:   Material to be Filed as Exhibits.

          99.1 Letter Agreement between Children's Broadcasting Corporation and Glenn B. Laken, dated September 19, 1997.


                               (Page 5 of 11 Pages)

                                    SIGNATURE

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Dated: September 22, 1997

                         CHILDREN'S BROADCASTING CORPORATION


                         By: /s/ Christopher T. Dahl
                             ----------------------------------------
                              Christopher T. Dahl
                              Chairman of the Board, President and
                              Chief Executive Officer


                               (Page 6 of 11 Pages)

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                                   Schedule I

Executive Officers and Directors of Children's Broadcasting Corporation

     The name, business address, principal occupation or employment and citizenship of each executive officer and director is set forth below.

                      Residence Address or
                      Principal Business        Occupation or
                      Address and, if           Employment or      Citizenship
                      different, Address        Principal          or Place of
Name                  of Principal Office       Business           Organization
-------------------   -------------------       ---------------    ------------
EXECUTIVE OFFICERS:
 Christopher T. Dahl  724 First Street North    President, Chief      U.S.A.
                      Minneapolis, MN 55401     Executive Officer
                                                and Chairman of
                                                the Board

 James G. Gilbertson  724 First Street North    Chief Operating       U.S.A.
                      Minneapolis, MN 55401     Officer, Chief
                                                Financial Officer
                                                and Treasurer

 Lance W. Riley       724 First Street North    General Counsel       U.S.A.
                      Minneapolis, MN 55401     and Secretary

 Gary W. Landis       724 First Street North    Executive Vice        U.S.A.
                      Minneapolis, MN 55401     President of
                                                Programming

 Melvin E. Paradis    724 First Street North    Executive Vice        U.S.A.
                      Minneapolis, MN 55401     President of
                                                Operations

 Barbara A. McMahon   724 First Street North    Executive Vice        U.S.A.
                      Minneapolis, MN 55401     President of
                                                Affiliate
                                                Relations

 Rick E. Smith        724 First Street North    Executive Vice        U.S.A.
                      Minneapolis, MN 55401     President of
                                                National Sales

 Denny J. Manrique    724 First Street North    Executive Vice        U.S.A.
                      Minneapolis, MN 55401     President of
                                                Sales Development

                               (Page 7 of 11 Pages)

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DIRECTORS:
 Christopher T. Dahl  724 First Street North    President, Chief      U.S.A.
                      Minneapolis, MN 55401     Executive Officer
                                                and Chairman of
                                                the Board

 Richard W. Perkins   730 East Lake Street      President and         U.S.A.
                      Wayzata, MN 55391         CEO of Perkins
                                                Capital
                                                Management, Inc.
                                                (a registered
                                                investment
                                                adviser)

 Rodney P. Burwell    7901 Xerxes Ave. S.       Chairman of           U.S.A.
                      Minneapolis, MN 55431     Xerxes
                                                Corporation (a
                                                manufacturer of
                                                fiberglass
                                                tanks)

 Mark A. Cohn         7101 Winnetka Ave. N.     Co-founder and        U.S.A.
                      Minneapolis, MN 55428     CEO of Damark
                                                International, Inc.
                                                (a direct marketer
                                                of brand name
                                                and general
                                                merchandise
                                                products)


 Russell Cowles II (1) 2754 W. Lake of the      Trustee of the        U.S.A.
                       Isles Pkwy.              Cowles Family
                       Minneapolis, MN 55416    Voting Trust
                                                (holder of a
                                                majority share of
                                                the voting stock of
                                                Cowles Media Corporation,
                                                a newspaper, magazine and
                                                book publisher and
                                                information service
                                                provider)

----------------------
1    Subject to the approval of the Federal Communications Commission.

                               (Page 8 of 11 Pages)

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                                  Exhibit Index

Exhibit
Number         Description
---------      ---------------------------------------------------------
99.1           Letter Agreement between Children's Broadcasting
               Corporation and Glenn B. Laken, dated September 19, 1997.


                               (Page 9 of 11 Pages)